UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                               Amendment No. 6


                           Falmouth Bancorp, Inc.
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                              (Name of Issuer)


                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)


                                 306763-10-3
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                               (CUSIP Number)


                              December 31, 2003
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  306763-10-3                                    Page 2 of 6 Pages


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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Falmouth Co-operative Bank - Employee Stock Ownership Plan and Trust

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [ ]

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3.    SEC Use Only


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4.    Citizenship or Place of Organization
      Employee Benefit Plan of Delaware corporation

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                  5.  Sole Voting Power                0
Number of         ---------------------------------------------------------
Shares            6.  Shared Voting Power         21,822
Beneficially      ---------------------------------------------------------
Owned by          7.  Sole Dispositive Power           0
Each              ---------------------------------------------------------
Reporting         8.  Shared Dispositive Power    82,120
Person With
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person   82,120

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions):
      [ ]

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11.   Percent of Class Represented by Amount in Row (9)
      8.96% of 916,727 shares of Common Stock outstanding as of December 31, 2003.

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12.   Type of Reporting Person (See Instructions)   EP

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CUSIP NO.  306763-10-3                                    Page 3 of 6 Pages


Item 1(a).    Name of Issuer:

              Falmouth Bancorp, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              20 Davis Straits
              Falmouth, Massachusetts 02540

Item 2(a).    Name of Person Filing:

              Falmouth Co-operative Bank
              Employee Stock Ownership Plan and Trust
              Trustees:

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              20 Davis Straits
              Falmouth, Massachusetts 02540

Item 2(c).    Citizenship or Place of Organization:

              Employee Benefit Plan of a Delaware corporation

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value per share ("Common Stock")

Item 2(e).    CUSIP Number:

              306763-10-3

Item 3. If This Statement is Filed Pursuant to [SECTIONS]240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

              The person filing is an:

              (f) An employee benefit plan or endowment fund in accordance with [SECTION]240.13d-1(b)(1)(ii)(F).

Item 4.       Ownership.

              The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 2003. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

              (a)   Amount beneficially owned: 82,120 shares

              (b)   Percent of class: 8.96%


CUSIP NO.  306763-10-3                                    Page 4 of 6 Pages


              (c)   Number of shares as to which the person has:

                    (i) sole voting power to vote or direct the vote: 0 shares

                    (ii)  shared power to vote or to direct the vote:
                          21,822 shares

                    (iii) sole power to dispose or to direct the
                          disposition of: 0 shares

                    (iv) shared power to dispose or to direct the disposition of: 82,120 shares

              The reporting person is an employee stock ownership plan and trust under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust ("ESOP Trust") by three individual trustees ("Plan Trustees"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held in the ESOP Trust by the Plan Trustees, as of December 31, 2003. As of September 30, 2003, 31,500 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 21,822 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustees, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustees has shared dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustees shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustees the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another
              Person.

              Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the


CUSIP NO.  306763-10-3                                    Page 5 of 6 Pages


              receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              The Reporting Person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the course of ordinary business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO.  306763-10-3                                    Page 6 of 6 Pages


                                 Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 20, 2004


FALMOUTH CO-OPERATIVE BANK EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST


By:          /s/ Gardner L. Lewis
             --------------------
Name/Title:  Gardner L. Lewis-Trustee


By:          /s/ William E. Newton
             ---------------------
Name/Title:  William E. Newton-Trustee


By:          /s/ John J. Lynch, Jr.
             ----------------------
Name/Title:  John J. Lynch, Jr.-Trustee